06016360

ALLGREEN PROPERTIES LIMITED
(Incorporated in Singapore)
Co. Regn. No.: 198601009N

MEMORANDUM

SUPPL

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 11 August 2006

Re : Allgreen Properties Limited – Second Quarter and First Half 2006 Financial Statements Announcement

---

We forward herewith a copy of the Second Quarter and First Half 2006 Financial Statements released this evening for your information.

Regards,

Isoo Tan

enc

RECEIVED
2006 AUG 29 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
AUG 29 2006
THOMSON FINANCIAL

8/28

1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 6733 2822 Fax: 6738 3800
Email: apl@allgreen.com.sg Internet Website: http://www.allgreen.com.sg

cc: U.S. Securities and Exchange Commission
<u>Attn</u>: Ms Rani Doyle

ALLGREEN PROPERTIES LIMITED
(Company Registration No: 198601009N)
Second Quarter and First Half 2006 Financial Statements

1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) **CONSOLIDATED INCOME STATEMENT FOR THE:**

	2nd Quarter ended 30 June			Half year ended 30 June		
	2006 S$'000	2005 S$'000	Change %	2006 S$'000	2005 S$'000	Change %
Revenue	**128,103**	**57,586**	**122.46**	**197,382**	**107,058**	**84.37**
Cost of sales	(87,612)	(32,543)	169.22	(128,859)	(57,266)	125.02
Gross profit	**40,491**	**25,043**	**61.69**	**68,523**	**49,792**	**37.62**
Other operating income	1,962	1,530	28.24	4,036	4,760	(15.21)
Distribution and selling expenses	(1,826)	(1,510)	20.93	(3,474)	(2,953)	17.64
Administrative expenses	(4,713)	(4,176)	12.86	(9,278)	(8,325)	11.45
Other operating expenses	(3,332)	(2,453)	35.83	(6,456)	(5,712)	13.03
Finance cost	(3,436)	(2,343)	46.65	(6,542)	(4,330)	51.09
Share of results of associated companies, net of tax	(14)	29	nm	2	25	(92.00)
Profit before taxation	**29,132**	**16,120**	**80.72**	**46,811**	**33,257**	**40.76**
Taxation	(7,890)	(3,469)	127.44	(11,247)	(7,628)	47.44
Profit after taxation	**21,242**	**12,651**	**67.91**	**35,564**	**25,629**	**38.76**
Attributable to:						
Shareholders of the Company	**18,633**	**10,891**	71.09	**30,765**	**21,743**	41.49
Minority Interests	**2,609**	**1,760**	48.24	**4,799**	**3,886**	23.49
	21,242	**12,651**	67.91	**35,564**	**25,629**	38.76

Note:

	2nd Quarter ended 30 June			Half year ended 30 June		
	2006 S$'000	2005 S$'000	Change %	2006 S$'000	2005 S$'000	Change %
The following significant items have been included in arriving at profit after taxation:						
Depreciation	(1,905)	(1,322)	44.10	(3,757)	(3,350)	12.15
Interest income	434	56	nm	808	88	nm
Interest expense	(3,384)	(2,286)	48.03	(6,435)	(4,216)	52.63
Write back of provision for diminution in value of development properties	8,890	851	nm	13,792	1,479	nm
Net additional provision for prior years' tax	(2,142)	6	nm	(2,220)	(9)	nm

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS AS AT 30 JUNE 2006:

	Group		Company	
	30/06/06 S$'000	31/12/05 S$'000	30/06/06 S$'000	31/12/05 S$'000
Non-Current Assets				
Property, plant and equipment	204,666	206,447	402	442
Investment properties	1,221,500	1,221,500	-	-
Subsidiary companies	-	-	1,434,404	1,409,321
Associated companies	5,693	5,722	3,510	3,510
Other investment	32,876	-	-	-
Deposit	4,067	4,067	-	-
Current Assets				
Stocks and contract work-in-progress	1,100	1,725	-	-
Development properties	1,126,682	1,188,274	-	-
Trade debtors	77,465	130,774	1,383	1,322
Other debtors	34,420	34,232	226	230
Loans to subsidiary companies	-	-	97,794	144,051
Cash and bank balances	49,030	41,027	122	9,219
Total current assets	1,288,697	1,396,032	99,525	154,822
Total assets	**2,757,499**	**2,833,768**	**1,537,841**	**1,568,095**
Share capital (Note 1)	854,444	526,527	854,444	526,527
Reserves (Note 1)	306,956	633,098	-	326,142
Retained profits	457,758	477,609	420,551	458,158
	1,619,158	1,637,234	1,274,995	1,310,827
Minority interests	207,064	202,265	-	-
Total equity	1,826,222	1,839,499	1,274,995	1,310,827
Non-Current Liabilities				
Loans from minority shareholders of subsidiary companies	75,838	80,295	-	-
Long-term borrowings	369,000	267,330	20,000	20,000
Rental deposits	8,353	8,348	-	-
Deferred taxation	26,056	25,129	1,723	2,393
Current Liabilities				
Trade creditors	41,678	51,113	1,985	3,291
Rental deposits	6,384	5,485	-	-
Other creditors	1,955	3,817	-	16
Advances from subsidiary companies	-	-	186,093	158,731
Advances from associated companies	3,634	3,634	3,473	3,473
Loans from minority shareholders of subsidiary companies	20,982	32,079	-	-
Provision for taxation	16,808	17,567	6,926	5,158
Borrowings	360,589	499,472	42,646	64,206
Total current liabilities	452,030	613,167	241,123	234,875
Total equity and liabilities	**2,757,499**	**2,833,768**	**1,537,841**	**1,568,095**

Note 1: Transfer of share premium to share capital. For details, please refer to para 1(d)(i).

1(b)(ii). Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/6/2006 (S$'000)		As at 31/12/2005 (S$'000)	
Secured	Unsecured	Secured	Unsecured
301,840	58,749	394,364	105,108

Amount repayable after one year

As at 30/6/2006 (S$'000)		As at 31/12/2005 (S$'000)	
Secured	Unsecured	Secured	Unsecured
349,000	20,000	247,330	20,000

Details of collateral:

Borrowings are secured by the following:

a) assignments creating fixed and floating charges on certain subsidiary companies' assets;

b) assignments of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). **A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASHFLOW STATEMENTS FOR THE:

	2nd Quarter ended 30 June		Half year ended 30 June	
	2006	2005	2006	2005
	S$'000	S$'000	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	29,132	16,120	46,811	33,257
Adjustments for:				
Depreciation of property, plant and equipment	1,905	1,322	3,757	3,350
(Gain)/loss on disposal of property, plant and equipment (net)	(24)	(1)	(50)	96
Interest income	(434)	(56)	(808)	(88)
Interest expense	3,384	2,286	6,435	4,216
Share of results of associated companies	14	(29)	(2)	(25)
Write back of provision for diminution in value of development properties	(8,890)	(851)	(13,792)	(1,479)
Operating profit before working capital changes	**25,087**	**18,791**	**42,351**	**39,327**
Decrease/(increase) in stocks and contract work-in-progress	77	(414)	625	(421)
Decrease/(increase) in development properties	63,734	(16,989)	83,186	(27,853)
(Increase)/decrease in trade and other debtors	(14,169)	(7,859)	53,121	(13,953)
Increase/(decrease) in trade and other creditors	3,512	2,537	(11,297)	(1,955)
Increase in rental deposits	765	299	904	508
Cash generated from/(used in) operations	**79,006**	**(3,635)**	**168,890**	**(4,347)**
Interest paid	(6,554)	(3,816)	(13,470)	(7,716)
Income tax paid	(7,136)	(11,786)	(11,079)	(12,179)
Net cash generated from/(used in) operating activities	**65,316**	**(19,237)**	**144,341**	**(24,242)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of property, plant and equipment	57	30	201	36
Additions to property, plant and equipment	(328)	(1,578)	(2,127)	(3,156)
Acquisition of investment in subsidiary company	(32,876)	-	(32,876)	-
Dividends from associated companies	31	-	31	-
Dividends paid to shareholders of the Company	(50,616)	(50,486)	(50,616)	(50,486)
Interest received	434	56	808	88
Net cash used in investing activities	**(83,298)**	**(51,978)**	**(84,579)**	**(53,518)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	725	160	1,775	605
Funds from/(to) minority shareholders	372	2,946	(15,554)	7,641
Funds from associated companies	-	-	-	320
(Decrease)/increase in borrowings	(450)	58,553	(37,980)	68,043
Net cash generated from/(used in) financing activities	**647**	**61,659**	**(51,759)**	**76,609**
Net (decrease)/increase in cash and cash equivalents	**(17,335)**	**(9,556)**	**8,003**	**(1,151)**
Cash and cash equivalents as at the beginning of the period	66,365	24,046	41,027	15,641
Cash and cash equivalents as at the end of the period	**49,030**	**14,490**	**49,030**	**14,490**

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE 2ND QUARTER ENDED 30 JUNE 2006:

	<---Attributable to shareholders				--->		
	Share capital S$'000	Share premium S$'000	Revaluation reserve S$'000	Retained profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
Group							
Balance at 1/4/2005	525,842	325,525	275,289	475,629	1,602,285	293,771	1,896,056
- reclass from equity to liabilities	-	-	-	-	-	(99,471)	(99,471)
- as restated	525,842	325,525	275,289	475,629	1,602,285	194,300	1,796,585
Issue of shares under the Allgreen Share Option Scheme 2002	84	76	-	-	160	-	160
Net profit for the period	-	-	-	10,891	10,891	1,760	12,651
Dividends paid (net)	-	-	-	(50,486)	(50,486)	-	(50,486)
Balance at 30/6/2005	525,926	325,601	275,289	436,034	1,562,850	196,060	1,758,910
Balance at 1/4/2006	853,719	-	306,956	489,741	1,650,416	204,455	1,854,871
Issue of shares under the Allgreen Share Option Scheme 2002	725	-	-	-	725	-	725
Net profit for the period	-	-	-	18,633	18,633	2,609	21,242
Dividends paid (net)	-	-	-	(50,616)	(50,616)	-	(50,616)
Balance at 30/6/2006	854,444	-	306,956	457,758	1,619,158	207,064	1,826,222

	Share capital S$'000	Share premium S$'000	Revaluation reserve S$'000	Retained profits S$'000	Total S$'000
Company					
Balance at 1/4/2005	525,842	325,525	-	489,650	1,341,017
Issue of shares under the Allgreen Share Option Scheme 2002	84	76	-	-	160
Net profit for the period	-	-	-	1,630	1,630
Dividends paid (net)	-	-	-	(50,486)	(50,486)
Balance at 30/6/2005	525,926	325,601	-	440,794	1,292,321
Balance at 1/4/2006	853,719	-	-	465,515	1,319,234
Issue of shares under the Allgreen Share Option Scheme 2002	725	-	-	-	725
Net profit for the period	-	-	-	5,652	5,652
Dividends paid (net)	-	-	-	(50,616)	(50,616)
Balance at 30/6/2006	854,444	-	-	420,551	1,274,995

Note:
With effect from 30 January 2006, the concepts of "par value" and "authorised capital" were abolished under the Companies (Amendment) Act 2005 and the amount standing to the credit of the Company's share premium account as at 30 January 2006 became part of the Company's share capital as at that date.

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 30 JUNE 2006:

	<----------Attributable to shareholders----------				>		
	Share capital S$'000	Share Premium S$'000	Revaluation reserve S$'000	Retained profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
Group							
Balance at 1/1/2005	525,608	325,314	275,289	464,777	1,590,988	286,950	1,877,938
- reclass from equity to liabilities	-	-	-	-	-	(99,471)	(99,471)
- as restated	525,608	325,314	275,289	464,777	1,590,988	187,479	1,778,467
Issue of shares under the Allgreen Share Option Scheme 2002	318	287	-	-	605	-	605
Net profit for the period	-	-	-	21,743	21,743	3,886	25,629
Dividends paid (net)	-	-	-	(50,486)	(50,486)	-	(50,486)
Balance at 30/6/2005	525,926	325,601	275,289	436,034	1,562,850	191,365	1,754,215
Balance at 1/1/2006	526,527	326,142	306,956	477,609	1,637,234	202,265	1,839,499
Issue of shares under the Allgreen Share Option Scheme 2002	1,747	28	-	-	1,775	-	1,775
Transfer of share premium to share capital	326,170	(326,170)	-	-	-	-	-
Net profit for the period	-	-	-	30,765	30,765	4,799	35,564
Dividends paid (net)	-	-	-	(50,616)	(50,616)	-	(50,616)
Balance at 30/6/2006	854,444	-	306,956	457,758	1,619,158	207,064	1,826,222

	Share capital S$'000	Share premium S$'000	Revaluation reserve S$'000	Retained profits S$'000	Total S$'000
Company					
Balance at 1/1/2005	525,608	325,314	-	488,009	1,338,931
Issue of shares under the Allgreen Share Option Scheme 2002	318	287	-	-	605
Net profit for the period	-	-	-	3,271	3,271
Dividends paid (net)	-	-	-	(50,486)	(50,486)
Balance at 30/6/2005	525,926	325,601	-	440,794	1,292,321
Balance at 1/1/2006	526,527	326,142		458,158	1,310,827
Issue of shares under the Allgreen Share Option Scheme 2002	1,747	28	-	-	1,775
Transfer of share premium to share capital	326,170	(326,170)	-	-	-
Net profit for the period	-	-	-	13,009	13,009
Dividends paid (net)	-	-	-	(50,616)	(50,616)
Balance at 30/6/2006	854,444	-	-	420,551	1,274,995

Note:
With effect from 30 January 2006, the concepts of "par value" and "authorised capital" were abolished under the Companies (Amendment) Act 2005 and the amount standing to the credit of the Company's share premium account as at 30 January 2006 became part of the Company's share capital as at that date.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 June 2006, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/4/2006	1,054,159	853,719
Issue of ordinary shares under the Allgreen Share Option Scheme 2002	763	725
Issued share capital as at 30/6/2006	1,054,922	854,444

As at 30 June 2006, there were 5,385,000 (As at 30 June 2005: 8,550,000) unissued shares under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group		Group	
	2nd Quarter ended 30 June		Half year ended 30 June	
	2006	2005	2006	2005
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :				
(i) Based on the weighted average number of shares	1.77 cents	1.04 cents	2.92 cents	2.07 cents
(ii) On a fully diluted basis	1.77 cents	1.04 cents	2.91 cents	2.06 cents

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.

	Group		Company	
	30/06/06 S$	31/12/05 S$	30/06/06 S$	31/12/05 S$
Net asset value per ordinary share on issued share capital at the end of the period	1.53	1.55	1.21	1.24

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

<u>2Q 2006 vs 2Q 2005</u>

The Group's revenue improved significantly by 122% from S$57.6 million in 2Q 2005 to S$128.1 million in 2Q 2006, mainly due to higher revenue from development properties, investment properties and hotel which saw a good increase in room rates.

The increase in revenue from development properties was attributed to higher number of units sold and higher progress sales recognition during this quarter.

Accordingly, the Group's profit before taxation improved from S$16.1 million to S$29.1 million. After taxation and minority interests, the profit attributable to the shareholders increased from S$10.9 million to S$18.6 million.

<u>1H 2006 vs 1H 2005</u>

The Group's revenue improved significantly by 84% from S$107.1 million in 1H 2005 to S$197.4 million in 1H 2006, mainly due to higher revenue from development properties, investment properties and hotel which saw a good increase in room rates.

The increase in revenue from development properties was attributed to higher number of units sold during the period, mainly arising from sales in Baywater at Bedok Reservoir Road, Kerrisdale at Beatty Road and The Shaughnessy at Yishun Ave 1, as well as higher progress sales recognition including the receipt of Temporary Occupation Permit for Baywater.

The profit before taxation increased by 41% from S$33.3 million in 1H 2005 to S$46.8 million in 1H 2006, mainly due to the increase in revenue and write back of provision for diminution in value of development properties sold.

After taxation and minority interests, the profit attributable to the shareholders increased by 41% from S$21.7 million in 1H 2005 to S$30.8 million in 1H 2006.

As at 30 June 2006, the net gearing improved to 0.37x with net borrowings at S$681 million (As at 31 December 2005: 0.39x with net borrowings at S$726 million).

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.

Our reported results for the 2Q 2006 are in line with the prospect statement made in 1Q 2006 results announcement of a profitable year for 2006.

10. A commentary at the date of this announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Second quarter 2006 saw the 9th consecutive increase in the property price index. The luxury end of the market witnessed significant price increases.

Allgreen stands to benefit from these strong trends and will remain profitable for year 2006, barring unforeseen circumstances.

11. Dividend

(a) Current Financial Period Reported On

Any dividend recommended for the current financial period reported on ? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding year? No

(c) Date payable

Not applicable.

(d) Books closing date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividend has been declared/recommended for the period ended 30 June 2006.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
11/08/2006